Exhibit 99.4

BRP ANNOUNCES ANNUAL GENERAL MEETING WILL BE

CONDUCTED BY LIVE WEBCAST

Valcourt, Quebec, April 27, 2021 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) (the “Company”) announces that its annual general meeting of shareholders (the “Meeting”) will be held on Thursday, June 3, 2021 at 11:00 a.m. EDT and will be conducted by live webcast.

The Company is holding the Meeting as a completely virtual meeting, where shareholders regardless of geographic location and equity ownership will have an equal opportunity to attend. Registered shareholders and duly appointed proxyholders are strongly encouraged to vote their shares in advance of the Meeting as described in the Company’s Management Information Circular posted concurrently herewith on BRP.com, on SEDAR and on EDGAR, or to vote virtually at the Meeting online. Voting results for each of the resolutions will be announced after the Meeting and reported on SEDAR.

Shareholders who wish to participate online can go to https://web.lumiagm.com/468941035 and click “I have a login” and then enter the 15-digit control number located on their form of proxy and the password “brp2021”. Anyone can join the Meeting as a guest by clicking on “Guest” and completing the online form. Guests will be able to listen to the Meeting but will not be able to vote or ask questions.

Following the Meeting, the webcast of the Meeting will be accessible on the Company’s website at BRP.com until next year’s annual meeting of shareholders.

Registered shareholders and duly appointed proxyholders will also be entitled to submit questions to the Company in advance of the Meeting by e-mail at BRPAGA2021@brp.com, and during the Meeting through the platform available at https://web.lumiagm.com/468941035, which questions will, subject to certain verifications by the Company, be addressed at the Meeting. Questions sent in advance by e-mail must be provided by no later than 11:00 a.m. (Eastern time) on June 1, 2021, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats, built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on-and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6 billion from over 130 countries, our global workforce is made up of more than 14,500 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Telwater and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

Caution concerning forward-looking statements

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries: Magali Valence Media Relations medias@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com